

December 6, 2013

<u>Via E-mail</u>
Jörn Aldag
Chief Executive Officer
uniQure, B.V.
Meibergdreef 61
Amsterdam 1105 BA
The Netherlands

> **Re:** **uniQure, B.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 8, 2013**
> **CIK No. 0001590560**

Dear Mr. Aldag:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to our acting on any acceleration request relating to your registration statement.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please disclose any equity issuances made up to the date of filing, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any subsequent transactions. Disclose the reasons for differences between the fair value used for these equity issuances and your anticipated IPO price. Also, provide us your timeline of when you first began to discuss the possibility of going public and the actions taken to advance your registration statement.

Prospectus Summary
Overview, page 1

5. Please define the following terms the first time you employ them in your disclosure:

    •   "adeno-associated virus;"

    •   "modular technology platform;" and

    •   "gene cassette(s)."

6. Please explain here the clinical results and/or statistical range, as applicable, that constitute a "good safety profile" or an "acceptable safety profile," as these phrases are used in your disclosure.

7. Please include the following information in this summary:

    •   a brief description of your predecessor entity, Amsterdam Molecular Therapeutics, N.V. (AMT);

    •   the background of your reverse acquisition of AMT;

    •   the initial failure to obtain regulatory approval of Glybera; and

    •   how approval for Glybera was ultimately granted using the same clinical data gathered between 2005-2011, re-analyzed using a totality of evidence approach under exceptional circumstances.

Risk Factors
General

8. Please include a risk factor that addresses how Glybera received marketing authorization in the European Union under exceptional circumstances and summarize the procedural history you discuss on pages 99-100.

9. Please include a risk factor that addresses the differences between the United States and the European Union in obtaining regulatory approval for product candidates, including how clinical trials are administered, and how such differences may delay the commercialization of Glybera in the U.S.

Risks Related to the Regulatory Approval of Our Product Candidates
"Even if we complete the necessary preclinical tests and clinical trials . . .," page 22

10. Please note here that the initial application for marketing approval for Glybera in the European Union was rejected.

Risks Related to Our Intellectual Property
"We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property . . .," page 39

11. Please indicate in this risk factor whether or not any such claims are currently pending against you and/or whether you have ever been held by a court of competent jurisdiction to have infringed on a third party's intellectual rights.

Risks Related to this Offering and Ownership of our Ordinary Shares
 "We will incur increased costs as a result of operating as a public company . . .," page 50

12. In this risk factor, please include, to the extent practicable, an estimate of the annual costs associated with being a public company.

"We cannot assure you that we will not be classified as a passive foreign investment company . . .," page 52

13. Please define a passive foreign investment company ("PFIC") in this risk factor.

"Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in the Netherlands," page 53

14. Please disclose whether an investor could find it difficult to bring an original action to enforce liabilities based on the U.S. federal securities laws in a Dutch court against you and your directors and senior management named in this registration statement.

Use of Proceeds, page 55

15. Please separate the amount you estimate you will spend to advance the development of your product candidates other than Glybera and AMT-060 from the amount you will allocate toward working capital and general corporate purposes, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Collaboration Agreements, page 65

16. In your descriptions of the Hemophilia B agreement between you and Chiesi here and on pages 125-126, please disclose the aggregate milestone payments eligible to be made through this collaboration. If there are royalties eligible to be paid under this agreement, please disclose an appropriate range for them, i.e. within ten percentage points.

Research and Development Expenses, page 67

17. Please disclose and quantify the amount, if you have expensed any Glybera as research and development that you intended to use in clinical trials but will be sold instead. Disclose the date you began capitalizing cost of Glybera as inventory.

Contractual Obligations, page 77

18. You state "Lease payments or obligations in respect of the build-out of our manufacturing facility in Lexington, Massachusetts, which we entered into after June 30, 2013, described above," are not included in the table. Please direct us to where lease commitments on this facility are disclosed or provide such disclosure.

Business
Overview, page 90

19. Please explain how your clinical trials for AMT-060 and AMT-110 qualify as both a Phase I and Phase II clinical trial.

Internal Program: Glybera, page 100

20. In your discussion of your post-approval clinical trial, please explain in layman's terms the expression "1×10^{12} genome copies per kilogram of body weight."

Summary of Glybera Clinical Development Program, page 103

21. Please explain how the clinical tests performed for Glybera qualified as both Phase II and Phase III clinical trials.

22. When discussing the clinical trials for Glybera in Quebec, explain the expressions you use to describe the dosages administered, e.g. "1×10^{12} genetic components per kilogram of body weight."

Licenses, page 117

23. Please amend your disclosure to include, as applicable, the annual maintenance fees payable under your license agreements as well as annual fees payable while products developed through the license are being sold.

Principal Shareholders, page 155

24. Please disclose the number of your U.S. holders and the percentage of outstanding securities held by them. We refer you to Part 7.A.2 of Form 20-F.

Description of Share Capital
Comparison of Dutch corporate law and our Articles of Association and Delaware corporate law--Shareholder rights, page 165

25. Please disclose whether Dutch corporate law or your Articles of Association permit cumulative voting.

Taxation
Taxation in the Netherlands, page 174

26. Please delete your disclaimer that the Netherlands taxation summary "is intended as general information only" as it implies that an investor may not rely upon the tax information disclosed in the registration statement.

Taxation in the United States--Passive foreign investment company considerations

27. Please describe briefly the mark-to-market and qualified electing fund ("QEF") elections that might be available to an investor to mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC. Then disclose whether you intend to provide the information that would enable investors to take a QEF election.

Where You Can Find Additional Information, page 192

28. Please clarify that, because you are a foreign private issuer, you are not required to deliver proxy statements pursuant to Section 14 of the Exchange Act.

Unaudited Condensed Consolidated Statements of Comprehensive Income, page F-3
Revenue Recognition, page F-14

29. Please disclose the reasons management concluded that the up-front payments constitute a single unit of accounting, the deliverables within the arrangement and the significant estimates and judgments used.

Notes to Condensed Consolidated Financial Statements
14. Borrowings, page F-20

30. Please tell us how you accounted for the warrants issued in connection with the December 2012 convertible loan, as amended, and the Hercules borrowing.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: David E. Redlick, Esq.
        Timothy J. Corbett, Esq.
        WilmerHale LLP
        10 Noble Street
        London EC2V 7QJ
        United Kingdom